Exhibit 10.15

Galaxy Digital Services LLC
107 Grand Street
New York, New York 10013
April 14, 2021
Erin Brown
[*]

Dear Erin:
It is with great pleasure that we extend to you an offer to join Galaxy Digital Services LLC (the “Company,” and together with its affiliates and group of companies existing during the course of your employment, “Galaxy Group”), on the terms set forth below. This letter is referred to herein as the “Letter Agreement,” and you and the Company are jointly references as the “Parties.”

Title and Duties:
Upon commencement of your employment (your “Start Date”), you will become employed by and serve as a Managing Director, Chief Operating Officer and Executive Committee Member, for the entire Galaxy Group, reporting to the Co-Presidents of the Company, performing services for the Company or for another entity in the Galaxy Group. You will (i) perform such services as the Company may request, (ii) devote your full working time to the performance of such services on behalf of the Galaxy Group, and (iii) perform such services at the Company’s offices at 107 Grand Street, New York, New York (the “Galaxy NY Office”), or 141 W. Jackson Blvd, Chicago, IL 60604 (the “Galaxy Chicago Office,” “your principal place of employment”) or such other location as the Parties may reasonably agree.

Start Date:	On or about April 15, 2021 or such later date as agreed by the Company and you.

Compensation:
Your base salary will be at a rate of US$400,000 per annum, payable in equal installments in accordance with the Company’s standard payroll practices.
In addition, you will be eligible to receive a discretionary annual bonus in an amount as may be determined by the Company in its sole and absolute discretion. Payment of a discretionary bonus in any given year does not entitle you to any such bonus in any subsequent year.
Notwithstanding the discretionary nature of your annual bonuses generally, your annual bonus for 2021 will be at least US$400,000 (the “2021 Bonus Amount”), paid to you in cash, with any additional bonus compensation at the Company’s sole discretion and paid in cash, restricted stock units (or an equivalent equity) or any combination thereof.

CONFIDENTIAL

Any annual bonus will be paid to you on the same date annual bonuses are paid to all employees generally, so long as you remain an active employee and have neither give nor received notice of termination prior to the bonus payment date. Notwithstanding the foregoing, if you have resigned or been terminated in circumstances, prior to the bonus payment date, in which you would be entitled to a Severance Payment (as defined below), then such payment will be made in lieu of any bonus. The equity portion of the 2021 Bonus Amount, if any, would be granted in the first open window period for trading in the Company’s Stock following the anniversary of your start date in 2022 and shall vest over three years (33% in 2023, 33% in 2024, and 34% in 2025). In the event the start date is in 2022, then the annual bonus mentioned in this and the previous paragraph, will be for 2022 and payable in 2023 and the anniversary of the start date and the three year vesting will be adjusted accordingly.

As soon as possible following the commencement of your employment, you will be granted the equivalent of 275,000 shares of restricted stock units (or an equivalent equity) in Galaxy Digital Holdings Ltd. (the “Equity Grant”). The Equity Grant is expected to be granted in the first open window period following your start date and shall vest over three years (which, assuming a start date in 2021, means 33% in 2022, 33% in 2023, and 34% in 2024). The Equity Grant is contingent on shareholder approval of a Galaxy Digital Holdings Ltd. equity plan (the “Plan”). In the event that shareholder approval is not received, you will be provided with a deferred cash bonus in the same amount to be paid on the vesting dates described above (the “Alternative Grant”). Each of the equity portion of the 2021 Bonus Amount, the Equity Grant, the Alternative Grant and the Option Grant (as defined below) is subject to the definitive documentation as will be determined by the Galaxy Group in its sole discretion (the documentation awarding you such grant or award, the “Grant Agreement”).

Furthermore, following commencement of your employment, you will receive options to purchase a total of 750,000, subject to adjustment as provided below, of shares of Galaxy Digital Holdings Ltd. (“Option Grant”) consisting of (i) 500,000 options struck at Fair Market Value on the date of grant, vesting 1/3 per year over three years commencing on the first open window period for trading in the Company’s Stock following the first anniversary of your start date and (ii) 250,000 options (“Tranche Two Options”) struck at at the greater of C$25.00 or Fair Market Value on the date of grant vesting 1/3 per year over three years commencing on the first open window period for trading in the Company’s Stock following the first anniversary of your start date. For the avoidance of doubt, the first 1/3 of each tranche will vest on the first anniversary of the grant date, assuming a start date in 2021, in 2023 and 1/3 each year thereafter until 2025. Your payment of the exercise price with respect to any options granted under the Option Grant shall be made in accordance with the terms of the Plan, and the Company expects to make at least one of the Surrender or “cashless exercise” provisions of Section 9.6 and 9.7 of the Plan available to

CONFIDENTIAL

employees. Notwithstanding the foregoing, the Tranche Two Option amount will be reduced by 0.0909 options for each dollar that the Company pays you in respect of the DC Make-Whole Amount (as defined below). For illustration purposes, if the DC Make-Whole Amount is $425,000, then the Tranche Two Option amount will be reduced by 38,633 options (38,633 being equal to .0909 multiplied by 550,000, rounded to the nearest single unit).

Additionally, the Company agrees to pay you an amount in cash (the “DC Make-Whole Amount”), up to $425,000, in an actual amount that will match the deferred compensation that you would be entitled to from your previous employer had you not resigned at the time you did. Payment of such amount is subject to the Company’s review of the definitive documents relating to the defered compensation arrangement and evidence of amount forfeited, and will be paid on the equivalent vesting terms as contained in such arrangement. Notwitstanding the foregoing, you will be required to repay, within 30 days of termination of employment, any amounts paid to you by the Company under this paragraph in the event your employment is terminated during the twelve month period commencing on your start date (a) by the Company for Cause or (b) by you without Good Reason (as each term is defined below).

“Good Reason” means, unless otherwise defined in the Grant Agreement: (1) a material reduction in your base salary or annual target bonus opportunity, provided however, that Good Reason shall not be deemed to have occurred in the event of a reduction in base salary or annual target bonus opportunity that is pursuant to a salary reduction program affecting substantially all of the similarly situated employees of the Galaxy Group and that does not adversely affect you to a greater extent than other similarly situated employees; (2) a material diminution in your title, duties or responsibilities; or (3) a relocation of your location of employment to more than 35 miles from your principal place of employment; provided that any such event will not constitute Good Reason unless (x) you provide the Company with written notice of the event giving rise to Good Reason within 30 days following the occurrence of such event, (y) the Company fails to cure such event (if curable) within 30 days after receipt of such notice, and (z) you terminate your employment within 90 days following the occurrence of such event.

CONFIDENTIAL

“Cause” means, unless otherwise defined in the Grant Agreement, your: (a) conviction of, or plea of guilty or nolo contendere to, a misdemeanor involving moral turpitude or a felony; (b) willful failure to substantially perform your responsibilities for the Company or another company in the Galaxy Group after notice and thirty (30) days to cure (other than such failure resulting from your disability); (c) material breach of any of the written policies of the Galaxy Group; (d) breach of any restrictive covenant applicable to you; or (e) gross misconduct or negligence that has or may reasonably be expected to have a material adverse effect on the reputation, business or interests of the Galaxy Group.

Representations and Related Obligations:
You represent that on your first day of work you will be free to accept employment hereunder without any contractual restrictions, express or implied, with respect to any of your prior employers, except for those restrictive covenants disclosed to the Company. If the enforcement of the restrictive covenants you have disclosed to the Company should delay the date on which you become available for hire by the Company, the Company agrees to keep this offer of employment valid until the expiration of said covenant, for a period not to exceed 12 months after your resignation from your prior employer, which date you will confirm in writing with us. You represent that you have not taken or otherwise misappropriated and you do not have in your possession or control any confidential or proprietary information belonging to any individuals or entities you provided services to, including any prior employers, or connected with or derived from your services provided to such individuals or entities. You represent that you have returned to all individuals or entities you provided services to, including prior employers, any and all such confidential or proprietary information. You further acknowledge that the Company has informed you that you are not to use or cause the use of such confidential or proprietary information in any manner whatsoever in connection with your employment by the Company. You agree that you will not use or disclose any such confidential or proprietary information in connection with your employment by the Company. You represent that you are not currently a party to any pending or threatened litigation with any former employer or business associate. The Parties acknowledge and agree that if a former employer initiates legal action against you to enforce restrictive covenants of any kind, the Company shall indemnify and defend you, at no cost to you, with counsel selected by the Company unless a conflict of interest arises, in which case, counsel will be selected by you to defend you, subject to approval of the Company, such approval not to be unreasonably withheld.

CONFIDENTIAL

Licenses; Policies and Procedures:
Further, this offer is contingent on your obtaining and retaining all applicable licenses and registrations from FINRA, exchanges, state securities commissions and other regulatory bodies as the Company shall determine are required or necessary for your position as well as your materially complying with all applicable material policies and procedures of the Galaxy Group applicable to employees, as amended from time to time. In addition, you agree to return an executed copy of the Company’s Confidentiality and Related Covenants Agreement attached hereto as Annex A. In the event you fail to return a fully executed copy of the Confidentiality and Related Covenants Agreement within 30 days following your Start Date, this offer may be revoked and your employment may be immediately terminated by the Company at any time.

Employment Relationship:
This offer is not a contract of employment for any specific period of time. Your employment is “at will” and may be terminated by you or by the Company at any time for any reason or no reason whatsoever; provided, however, that if you wish to terminate your employment, you are required to provide at least the number of days prior written notice of such termination as indicated in the schedule below based on your title at the time of your resignation. During such notice period, you will remain an employee of the Company, receiving your Base Salary and participating in the Company’s benefit plans, except that the Company may elect to (i) place you on garden leave for all or any portion of the notice period, during which period you may be prohibited from coming to the Company’s offices or performing services on the Company’s behalf; (ii) require that you come to the office and/or transition your duties or otherwise perform services on the Company’s behalf; or (iii) accelerate the date of termination of your employment without the obligation to continue to pay your Base Salary or provide you with participation in the Company’s benefit plans beyond your termination date.

	Managing Directors	90 days
	Directors	60 days
	Vice Presidents/Associates/Analysts	45 days

CONFIDENTIAL

Notwithstanding the other provisions of this agreement, in the event that your employment terminates other than (a) by the Company for Cause or (b) by you without Good Reason, and provided you timely execute and return a reasonable and customary for the Company severance and release of claims agreement provided by the Company (the “Severance Agreement”) in the period provided in such agreement for executing and returning it, the Company will, on the Company’s first payroll date following the eighth (8th) day after you execute the Severance Agreement, pay you an amount equal to your then base salary for the period from the date of termination until the end of the then current calendar year, plus an amount equal to 50% of the total base salary for such year (the “Severance Payment”). By way of illustration, if the Company terminates you without Cause or you leave for Good Reason on June 30th of a given year, then, assuming your base salary is $400,000 for such year, you would be entitled to a severance payment equal to $400,000, comprising of $200,000 (remaining base salary) plus $200,000 (50% of the annual base salary).

Benefits:
On your Start Date, you and your spouse, registered domestic partner and/or eligible dependents, if any, will be eligible to, and may, at your election, participate in the Company’s employee benefit plans, subject to applicable terms, conditions, exclusions and limitations. The Company’s employee benefit plans are subject to amendment, change or modification, including elimination, from to time, at the Company’s sole discretion.

Vacation:	You will be eligible for vacation days in accordance with the Company’s vacation policy applicable to employees, as amended from time to time.

Protective Covenants:
You shall not knowingly, directly or indirectly, without prior written consent of the Company, at any time during your employment hereunder and for a period of four (4) months thereafter, directly or indirectly provide consultative services to, own, manage, operate, join, control, participate in, be engaged in, supervise personnel engaged in, be employed by or be connected with, any business, individual, partner, firm, corporation, or other entity that directly or indirectly competes with (any such action, individually, and in the aggregate, to “compete with”), any member of the Galaxy Group (including, for these purposes, any of its affiliates, including any of their respective portfolio investment companies or businesses). Notwithstanding anything else herein, the mere “beneficial ownership” by you, either individually or as a member of a “group” (as such terms are used in Rule 13(d) issued under the Securities Exchange Act of 1934) of not more than three percent (3%) of the voting stock of any public company shall not be deemed in violation of this Letter Agreement.

CONFIDENTIAL

You hereby further agree that you shall not, directly or indirectly, for your benefit or for the benefit of any other person (including, without limitation, an individual or entity), or knowingly assist any other person to (i) during your employment with the Company and for twelve (12) months thereafter, in any manner, directly or indirectly, (A) (1) knowingly Solicit (as hereinafter defined) the employment or services of any person who provided services to any member of the Galaxy Group, as an employee or as an independent contractor or consultant performing services primarily to the Company at the time of termination of your employment with the Company, or within six (6) months prior thereto; or (2) hire any such person or (B) knowingly Solicit any person who is an employee of any member of the Galaxy Group to resign from such entity or to apply for or accept employment with any other entity or (ii) during your employment with the Company and for twelve (12) months thereafter, knowingly Solicit or otherwise attempt to establish any business relationship (in connection with any business in competition with any member of the Galaxy Group) with any limited partner, investor, person, firm, corporation or other entity that is, at the time of the termination of your employment, or was in the prior six (6) months a customer, investor, business partner, client or employee of any such entity or Sponsored Fund (or was an employee of any member of the Galaxy Group within the twelve (12) months prior to termination of your employment), or prospective customer, investor, business partner or client, of any member of the Galaxy Group or Sponsored Fund, or knowingly interfere with or damage (or attempt to interfere with or damage) any relationship between any member of the Galaxy Group and their respective clients, investors, business partners, customers or employees. For purposes of this Letter Agreement, the term “Solicit” means any direct or indirect communication of any kind whatsoever, regardless of by whom initiated, inviting, advising, encouraging or requesting any person or entity, in any manner, to take or refrain from taking any action.

A ”Sponsored Fund” means any investment fund, investment vehicle, managed account or other initiative (with respect to which the Galaxy Group will receive a management fee, carried interest, incentive fee and/or similar economic arrangement) that you know to be sponsored by the Galaxy Group.

You agree that the grant of the 2021 Bonus Amount, the Equity Grant, the Alternative Grant, the Option Grant and the DC Make-Whole Amount are in consideration for the provision of this section entitled “Protective Covenants”.

CONFIDENTIAL

Governing Law:	This Letter Agreement will be covered by and construed in accordance with the laws of the State of Illinois, without regard to the conflicts of laws provisions and principles thereof. YOU HEREBY AGREE THAT EXCLUSIVE JURISDICTION OVER ANY DISPUTE OR CONTROVERSY ARISING UNDER THIS LETTER AGREEMENT OR IN CONNECTION WITH YOUR EMPLOYMENT WITH THE COMPANY WILL BE IN A COURT OF COMPETENT JURISDICTION LOCATED IN THE CITY AND STATE OF ILLINOIS AND WAIVE OBJECTION TO THE JURISDICTION OF OR TO THE LAYING OF VENUE IN ANY SUCH COURT. YOU FURTHER WAIVE ANY AND ALL RIGHTS TO A JURY TRIAL WITH RESPECT TO ANY CLAIMS OR DISPUTES ARISING UNDER THIS AGREEMENT OR OTHERWISE RELATING TO YOUR EMPLOYMENT BY THE COMPANY.

Miscellaneous:
We remind you that this offer is contingent upon a number of additional steps in the employment process including, but not limited to background and reference checking and a credit check (if applicable), providing the details of all brokerage and similar accounts, private investments and outside business activities in which you are involved.
You are also required to show appropriate proof of authorization to commence work in the United States. We will ask that you complete Part 1 of the Form I-9, on or before your first day of work. This is a requirement of the Immigration Reform and Control Act of 1986. If any part of the screening process proves unsatisfactory to the Company, or if you are not legally able to work for the Company in the United States in the position offered you or you are unable to complete Part 1 of the Form I-9, the Company reserves the right to rescind any outstanding offer of employment or terminate your employment without notice or severance benefits.
If you commit a breach or are about to commit a breach of any of the Protective Covenants provisions hereof or of the Confidentiality and Related Covenants Agreement, the Company, its affiliates and any of their respective directors, officers, principals and agents shall have the right to have this Letter Agreement and the Confidentiality and Related Covenants Agreement specifically enforced by any court having equity jurisdiction without being required to post bond or other security and without having to prove the inadequacy of the available remedies at law, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to the Company, its affiliates and any of their respective directors, officers, principals and agents and that money damages will not provide an adequate remedy to any such party. In addition, the Company, its affiliates or any of their respective directors, officers, principals and agents may take all such other actions and remedies available to it under law or in equity and shall be entitled to such damages as it can show it has sustained by reason of such breach.

CONFIDENTIAL

If any of the Protective Covenants provisions or any provision of the Confidentiality and Related Covenants Agreement is held to be unenforceable by reason of it extending for too great a period of time or over too great a geographic area or by reason of it being too extensive in any other respect, the Parties agree (x) such provision shall be interpreted to extend only over the maximum period of time for which it may be enforceable and/or over the maximum geographic areas as to which it may be enforceable and/or over the maximum extent in all other respects as to which it may be enforceable, all as determined by the court making such determination and (y) in its reduced form, such covenant shall then be enforceable, but such reduced form of covenant shall only apply with respect to the operation of such covenant in the particular jurisdiction in or for which such adjudication is made. Each of the covenants and agreements contained in the Protective Covenants section and the Confidentiality and Related Covenants Agreement is separate, distinct and severable.

All rights, remedies and benefits expressly provided for in this Letter Agreement are cumulative and are not exclusive of any rights, remedies or benefits provided for by law or in this Letter Agreement, and the exercise of any remedy by a party hereto shall not be deemed an election to the exclusion of any other remedy (any such claim by the other party being hereby waived).

In the event that you breach any provision of the Protective Covenants section or the Confidentiality and Related Covenants Agreement, the Company’s obligation to make or provide payments or benefits under the Compensation or Benefits provisions will cease, except for Compensation or Benefits that the Company is required by law to pay to you. Furthermore, subject to applicable law, the Company will be entitled to an accounting and repayment of all profits, compensation, commissions, remunerations or benefits which you directly or indirectly have realized and/or may realize as a result of, growing out of or in connection with any such violation.

CONFIDENTIAL

The existence of any claim, demand, action or cause of action that you may have against the Company, its affiliates or any of their respective directors, officers, principals and agents, whether predicated on this Letter Agreement or otherwise, shall not constitute a defense to the enforcement by the Company, its affiliates or any of their respective directors, officers, principals and agents of the Protective Covenant section hereof and of the Confidentiality and Related Covenants Agreement. The unenforceability of any provision of the Protective Covenant section or the Confidentiality and Related Covenants Agreement shall not affect the validity or enforceability of any other Protective Covenant or any other provision of this Agreement or the Confidentiality and Related Covenants Agreement. The temporal duration of the Protective Covenants and the Confidentiality and Related Covenants Agreement shall not expire, and shall be tolled, during any period in which you are in violation of any of such covenants, and all such restrictions shall automatically be extended by the period of your violation of any such restrictions.

Prior to accepting employment with any person, firm, corporation or other entity during your employment by the Company or any of its affiliates or any period thereafter that you are subject to any of the Protective Covenants and the Confidentiality and Related Covenants Agreement, you shall notify the prospective employer in writing of your obligations under such provisions. Notwithstanding anything to the contrary in the Confidentiality and Related Covenants Agreement, such notification will not be deemed a violation of that agreement.

The failure of a party to this Letter Agreement to insist upon strict adherence to any term hereof or of the Confidentiality and Related Covenants Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Letter Agreement of the Confidentiality and Related Covenants Agreement.

This Letter Agreement, and all of your rights and duties hereunder, shall not be assignable or delegable by you. Any purported assignment or delegation by you in violation of the foregoing shall be null and void ab initio and of no further force and effect. This Letter Agreement may be assigned by the Company to any affiliate thereof or to a person or entity which is an affiliate or successor in interest to all or substantially all of the business operations or assets of the Company. Upon such assignment, the rights and obligations of the Company hereunder shall be become the rights and obligations of such affiliate person or entity. Notwithstanding the foregoing, in the event of a change in control of the Company during the period between the Parties’ execution of this Agreement and your start date the Company shall be required to transfer its duties hereunder subject to your being treated similarly to other employees in the transaction, including, in a change of control under the Plan, receiving, on your start date, the same consideration for your equity as received by other employees in the transaction.

CONFIDENTIAL

You shall provide reasonable cooperation in connection with any regulatory or legal action or proceeding (or any appeal from any action or proceeding) which relates to events occurring during your employment.
Notwithstanding the generality of the foregoing, reasonable cooperation shall not require that you waive any applicable privilege or immunity. This provision shall survive any termination of this Letter Agreement.

The Company may withhold from any amounts and benefits due to you under this Letter Agreement such Federal, state, local and any non-U.S. taxes as may be required or permitted to be withheld pursuant to any applicable law or regulation.

The provisions of this Letter Agreement and the Confidentiality and Related Covenants Agreement are to be read in conjunction with one another and are intended to supplement each other and not conflict with each other. In the event of any conflict between this Letter Agreement and the Confidentiality and Related Covenants Agreement, the more restrictive provision will govern.

This Letter Agreement and the Confidentiality and Related Covenants Agreement contains the entire understanding of the Parties in respect of the subject matter contained herein and therein and may be modified only in a document signed by the Parties and referring explicitly to this Letter Agreement and the Confidentiality and Related Covenants Agreement. In executing this Letter Agreement, you represent that you have not relied on any representation or statement not set forth herein, and you expressly disavow any reliance upon any such representations or statements.

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CONFIDENTIAL
If you agree with the terms of this Letter Agreement and accept this offer of employment, please sign and date this agreement in the space provided below and return a pdf copy to Veronica Baird at [*] to indicate your acceptance. We look forward to your joining the Galaxy team. This Letter Agreement may be signed in counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Letter Agreement will become binding when one or more counterparts hereof, individually or taken together, will bear the signatures of all of the Parties reflected hereon as the signatories.
Sincerely,
Galaxy Digital Services LLC

By:	/s/ Andrew Siegel
Name:	Andrew Siegel
Title:	Authorized Signatory
AGREED AND ACCEPTED AS OF April 20       , 2021

/s/ Erin Brown
Erin Brown
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